

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4631

March 17, 2017

<u>Via E-Mail</u>
Jeffrey S. Cosman
Chief Executive Officer
Meridian Waste Solutions, Inc.
12540 Broadwell Road, Suite 2104
Milton, GA 30004

       **Re: Meridian Waste Solutions, Inc.
             Registration Statement on Form S-3
             Filed March 10, 2017
             File No. 333-216621**

Dear Mr. Cosman:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Specifically, your registration statement fails to include the financial information required by Rule 8-08(b) of Regulation S-X. We will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request.

                    Sincerely,

                    /s/ Pamela Long

                    Pamela Long
                    Assistant Director
                    Office of Manufacturing and
                    Construction

cc: Joseph Lucosky
       Lucosky Brookman LLP